EXHIBIT 99.5

Telkom SA Limited announces the appointment of Kaushik Patel as Chief Financial Officer.

Telkom SA Limited (Registration Number 1991/005476/06) ISIN ZAE000044897 JSE and NYSE Share Code TKG (“Telkom”)

APPOINTMENT OF CHIEF FINANCIAL OFFICER FOR TELKOM SA LIMITED Telkom SA Limited announces the appointment of Kaushik Patel as Chief Financial Officer.

Kaushik was appointed Acting Chief Financial Officer in August 2003. He joined Telkom in 2000 as the Deputy Chief Financial Officer. Prior to this he served as Financial Director for Teba Bank Ltd from 1999 and Finance Executive for The African Bank Ltd from 1997.

He is a Chartered Accountant (South Africa).

Johannesburg

29 January 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:

Sizwe Nxasana Chief Executive Officer (principal executive officer)

Date: February 24, 2004